Exhibit 99.1

Pan American Silver Announces Filing of Audited 2007
Financial Statements

Vancouver, British Columbia – March 25, 2008 -- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) (the “Company“) today reports that it has filed with the applicable Canadian securities regulatory authorities on SEDAR its 2007 audited financial statements and management’s discussion and analysis in relation thereto.

The Company plans to file its 2007 annual information form on or before March 31, 2008. The Company will concurrently file this document by way of Form 40-F, with the United States Securities and Exchange Commission (“SEC”) on EDGAR.

The 2007 audited financial statements are available on the Company’s website at www.panamericansilver.com.

About Pan American Silver

Pan American Silver’s mission is to be the world’s larges and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru and Bolivia. An eighth mine in Argentina is scheduled to commence operations in the second quarter of 2008.

Information Contact

Kettina Cordero, Coordinator Investor Relations
(604) 684-1175
kcordero@panamericansilver.com

1500 - 625 Howe Street, Vancouver, BC, Canada, V6C 2T6	Tel 604-684-1175 Fax 604-684-0147